July 20, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER DRILLS 1,681g/t SILVER OVER 3.15 METRES AT TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report further assays, from the now expanded 7,200 metre (from the initial 6,000 metre) surface drill program on the Topia mine veins. The following core drilling results are from the Cantarranas and San Jorge veins (Hormiguera mine), San Gregorio vein (San Gregorio mine), El Rosario vein (El Rosario mine), Don Benito vein (exploration area) and La Prieta vein (recently purchased La Prieta mine). Highlights are reported in the table below, while plan and longitudinal maps with all of the 2010 surface drilling results reported to date are located on the Company website at www.greatpanther.com. The program will provide for additional mineral resources to direct mine development and expansion decisions over the next several years and the Company anticipates mineral resource calculations for an additional four to five Topia area mines by September 2010.

Results include drill hole ST10-112 which intersected a multiple vein structure which may represent the junction of the San Jorge vein merging with the Cantarranas vein. The San Jorge structure returned 3.15 metres (0.67 metres true width) averaging 1,681g/t silver, 0.88g/t gold, 2.40% lead, and 5.32% zinc while the Cantarranas vein returned 0.19 metres (0.10 metres true width) averaging 2,820g/t silver, 1.19g/t gold, 3.29% lead, and 4.04% zinc. In all, three holes have been drilled to intersect the Cantarranas vein and the footwall San Jorge vein, approximately 40 metres below the Hormiguera mine level. A new mine access cross-cut is being driven and is expected to intersect the San Jorge and Cantarranas veins at this same level within weeks. Highlights from the other two drill holes include ST10-113, which returned 1,150g/t silver, 0.39g/t gold, 1.35% lead, and 2.34% zinc over a width of 0.25 metres (0.18 meters true width) in the Cantarranas vein and ST10-111, which intersected both the San Jorge and Cantarranas veins with the latter returning 1,550g/t silver, 0.79g/t gold, 2.66% lead, and 17.70% zinc over 0.14 metres (0.10 metres true width). The above holes were drilled to guide mine development and provide drill data to support the resource upgrade, and further drilling is planned several hundred metres east to test the vein continuity along strike.

Drilling along the San Gregorio vein was focused to test the extreme western portion of the San Gregorio/Mina 7 mining area, as well as to test the vertical extent of potentially economic mineralization (see the updated maps on the Company web-site). A highlight from the San Gregorio vein was drill hole ST10-119 which intersected 442g/t silver, 0.17g/t gold, 0.72% lead, and 8.05% zinc over 1.15 metres (0.38 metres true width). This western area also includes a footwall vein (San Gregorio Bajo), located approximately 30 metres north of the San Gregorio vein. A highlight from the San Gregorio Bajo vein in drill hole ST10-117 was the intersection of 0.40 metres (0.15 metres true width) averaging 1,030g/t silver, 0.60g/t gold, 3.31% lead, and 10.10% zinc.

Drill testing of the western extent of the El Rosario vein in the El Rosario Nuevo mine area has confirmed that the productive part of the vein extends to at least the 1,600-metre elevation, approximately 80 metres below the current mine workings. Drill intersections were similar in nature to what is encountered in the underground development, namely barite-hosted silver-lead-zinc mineralization which swells and pinches from about 2 metres to thin structures. Highlights include hole ST10-126, which intersected 3.05 metres (1.65 metres true width) averaging 294g/t silver, 0.398g/t gold, 1.76% lead, and 0.81% zinc, and hole ST10-122, which intersected 0.60 metres (0.20 metres true width) averaging 2,000g/t silver, 0.05g/t gold, 2.46% lead, and 3.45% zinc.

Topia Drilling Highlights

Hole	Vein	From	To	Width m	TW m	Au (g/t)	Ag (g/t)	Pb %	Zn %
ST10-105	Don Benito	154.50	154.85	0.35	0.22	0.9	969	21.3	0.35
ST10-108	Don Benito Alto	33.20	33.33	0.13	0.08	0.318	121	2.79	0.17
ST10-109	Don Benito Alto	76.70	76.80	0.10	0.09	0.334	161	11.90	1.41
ST10-111	San Jorge	66.48	66.60	0.12	0.08	0.184	287	0.34	0.39
ST10-111	Cantarranas	78.18	78.32	0.14	0.10	0.790	1550	2.66	17.70
ST10-112	San Jorge	67.00	70.15	3.15	0.67	0.88	1681	2.40	5.32
ST10-112	Cantarranas	76.16	76.35	0.19	0.10	1.190	2820	3.29	4.04
ST10-113	Cantarranas	69.65	69.90	0.25	0.18	0.390	1150	1.35	2.34
ST10-117	San Gregorio Bajo	37.20	37.60	0.40	0.17	0.600	1030	3.31	10.10
ST10-117	San Gregorio	80.80	81.00	0.20	0.08	0.240	118	0.41	17.3
ST10-118	San Gregorio Bajo	37.00	37.10	0.10	0.05	0.400	1700	8.03	8.54
ST10-118	San Gregorio	71.80	72.40	0.60	0.28	0.400	349	0.46	8.53
ST10-118	San Gregorio Alto	91.20	91.45	0.25	0.12	0.160	290	0.09	3.36
ST10-119	San Gregorio Bajo	45.05	45.25	0.20	0.07	0.060	799	3.90	16.60
ST10-119	San Gregorio	109.55	110.70	1.15	0.38	0.173	442	0.72	8.05
ST10-120	San Gregorio Bajo	108.60	109.05	0.45	0.15	0.030	973	0.37	0.80
ST10-120	San Gregorio	119.10	119.50	0.40	0.14	0.200	167	0.29	5.87
ST10-122	El Rosario	62.45	63.05	0.60	0.20	0.050	2000	2.46	3.45
ST10-123	El Rosario	148.60	149.00	0.40	0.07	2.720	27	0.00	0.02
ST10-125	San Gregorio	95.35	96.65	1.30	0.74	0.533	370	0.38	5.28
ST10-126	El Rosario	107.75	110.8	3.05	1.65	0.398	294	1.76	0.81
ST10-127	El Desierto	30.12	30.22	0.10	0.05	11.8	1550	5.27	5.89
ST10-133	La Prieta	296.95	297.75	0.80	0.51	1.250	34	5.12	3.49
ST10-134	La Prieta	231.25	231.55	0.30	0.25	2.39	38	4.23	5.14

The Company’s first drilling at the La Prieta mine initially focused on the potential down-dip continuation and eastward strike extension of the La Prieta vein, and subordinate El Desierto splay vein. Four holes drilled below the present exploitation returned negligible values in a fault and fracture zone interpreted to be the traces of the two veins. Two of four holes drilled from an eastern drill station were lost due to bad ground, and the final two holes intersected both veins, with strong gold-lead-zinc mineralization. Holes ST10-133 and 134 intersected the La Prieta vein approximately 100 metres east of the development on the 1,300-metre level, with a best intersection averaging 38g/t silver, 2.39g/t gold, 4.23% lead, and 5.14% zinc over 0.30 metres (0.25 metres true width). The reason for the lower silver values here is unknown at present and the drill has been returned to La Prieta to follow up with additional holes while the Company awaits assay results from completed drilling at the Don Benito, Cantarranas, Oliva (west) and Recompensa veins.

Following up on initial indications of strong silver-lead mineralization in the Don Benito vein in hole ST10-105 (see news release May 27, 2010 and table above), holes ST10-106 to ST10-110 inclusive, intersected the main Don Benito vein as well as a hanging wall mineralized structure but with economically insignificant grades. Three exploration holes, ST10-114 to ST10-116, along the Argentina vein, 1 to 1.5 kilometres east of the present mining, similarly intersected vein material with economically insignificant grades.

Mineral resource calculations will commence on all viable areas with the completion of drilling in August. Added mineral resources will play an important role in the Company’s plans to increase production 20% per year from 2010 to 2012. Dependent upon drill results, the Company anticipates mineral resource calculations for another four to five Topia area mines by September 2010.

Robert F. Brown, P. Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato mine and the Topia mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Assaying of the Topia core samples is done at the Company’s Guanajuato Mine on-site laboratory operated independently by SGS. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.